EXHIBIT 1

Notice regarding determination of stock exchange ratio for the short-form stock exchange between M3, Inc. and Mediscience Planning Inc.

[Attached hereto]

February 3, 2014
To whom it may concern
Company name:	M3, Inc.
Representative name:	Itaru Tanimura
Representative Director
(Company code: 2413, First Section of Tokyo Stock Exchange)
Contact:	Takahiro Tsuji, Director
(TEL 03-6229-8900)

Company name:	Mediscience Planning Inc.
Representative name:	Akinori Urae
Chairman and Chief Executive Officer
(Company code: 2182, TSE JASDAQ)
Contact:	Yoshitomo Tsutsui
Executive Officer
Director of Corporate Planning Dept.
(TEL 03-5820-7614)

Notice regarding determination of stock exchange ratio for the short-form stock exchange between M3, Inc. and Mediscience Planning Inc.

Since the stock exchange ratio for the short-form stock exchange (hereinafter referred to as the “Stock Exchange”) whereby M3, Inc. (hereinafter, as “M3”) is the wholly-owning parent company and Mediscience Planning Inc. (hereinafter, “Mediscience Planning”) is the wholly-owned subsidiary company, which was announced on December 2, 2013 has been determined, we are pleased to notify as follows:

1. Details of Exchange Ratio for Stock Exchange
	M3 (Wholly-owning parent company)	Mediscience Planning (Wholly-owned subsidiary company)
Stock Exchange Ratio	1	0.0113
(1)	Stock Allotment Ratio
M3will allot 0.0113 common shares of M3 in exchange for one share of Mediscience Planning’s common shares (excluding, however, those owned by M3).

(2)	Number of M3’s Shares To Be Issued through the Stock Exchange and Other Matters
The number of M3’s common shares to be issued by M3 on the occasion of the Stock Exchange will be 21,449.
M3 will issue new common shares when issuing shares on the occasion of the Stock Exchange.
In case there occur odd lots of less than one common share of M3, M3 will sell the number of common shares of M3 equivalent to the total number (should there be a fraction of less than one share in the total number, such fraction shall be rounded down.) of such odd lots in accordance with Article 234 of the Companies Act and pay the said shareholders having odd lots shares such sales proceeds according to the number of odd lots.
To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Mediscience Planning will retire all treasury shares (including those to be acquired by Mediscience Planning through the purchase of shares pursuant to a dissenting shareholders’ share purchase demand provided for in Article 785, Paragraph 1 of the Companies Act to be exercised with regard to the Stock Exchange) that it will, in accordance with laws and regulations, etc., own by the day immediately preceding the date M3 acquires all outstanding shares (excluding, however, shares of Mediscience Planning owned by M3) of Mediscience Planning through the Stock Exchange (hereinafter, the “Record Date”) through a resolution of its board meeting to be held by the day immediately before the effective date of the Stock Exchange.
The number of M3’s common shares to be issued by M3 on the occasion of the Stock Exchange may be amended in the future due to the acquisition, retirement, etc., by Mediscience Planning of its treasury shares.

2. Calculation Method and Result of Allotment for the Stock Exchange
(1)       How to Calculate the Stock Exchange Ratio
On the occasion of the Stock Exchange, M3 has decided to allot to each shareholder (excluding M3) of Mediscience Planning as of the Record Date a number of common shares of M3 arrived at by multiplying the number of common shares of Mediscience Planning owned by that shareholder by the stock exchange ratio calculated using the formula below, in lieu of common shares of Mediscience Planning.

Stock exchange ratio = 3,500 yen/average price of common shares of M3

(Note 1)
In the formula above, the “average price of common shares of M3” means the mean value (provided, however, that the calculation shall be made to the first decimal place and the numerical value obtained shall be rounded off to the closest whole number.) of the volume weighted average price per common share of M3 of each trading date during a period of five trading dates (excluding, however, days on which no trading is carried out) from and including January 27, 2014 to and including January 31, 2014 in the First Section of the Tokyo Stock Exchange.

(Note 2)	The stock exchange ratio is calculated to the fifth decimal place and is rounded to the nearest 4th decimal place.

(2)       Calculation results
The calculation results of the mean value and the stock exchange ratio per common share of M3 for the period from and including January 27, 2014 to and including January 31, 2014 are as follows:

Date	Volume weighted average price per common share of M3
January 27, 2014	310,829. 8672 yen
January 28, 2014	315,483. 6845 yen
January 29, 2014	312,150. 3211 yen
January 30, 2014	307,484. 1335 yen
January 31, 2014	302,591. 6546 yen
Mean value	309,708 yen

As a result, the stock exchange ratio has been arrived at as follows:

Stock exchange ratio = 3,500 yen/309,708 yen ≈ 0.0113